SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

TXCO RESOURCES INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

(CUSIP Number 87311M102)

November 12, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 87311M102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)

Green Turtle Partners LP
FEIN # 72-1478452

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of	5.	Sole Voting Power
Shares		NONE
Beneficially
Owned by	6.	Shared Voting Power
Each		1,130,000 shares of common stock(1)
Reporting
Person with:	7.	Sole Dispositive Power
		NONE

	8.	Shared Dispositive Power
		1,130,000 shares of common stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,130,000 shares of common stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
2.9% based on 38,552,309 shares outstanding as of November 5, 2009.

12.	Type of Reporting Person (See Instructions)
PN

---------------------
(1) Mr. Storey Charbonnet may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Green Turtle Partners LP.  Mr. Charbonnet is a co-Managing Member of Green Turtle Capital Management, LLC, which is the General Partner of Green Turtle Partners, LP.  The filing of this statement and any future amendment by Mr. Charbonnet, and the inclusion of information herein and therein with respect to Mr. Charbonnet, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

CUSIP No. 87311M102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)

Covington Partners, L.P.
FEIN # 72-1313912

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of	5.	Sole Voting Power
Shares		NONE
Beneficially
Owned by	6.	Shared Voting Power
Each		700,000 shares of common stock(2)
Reporting
Person with:	7.	Sole Dispositive Power
		NONE

	8.	Shared Dispositive Power
		700,000 shares of common stock(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
700,000 shares of common stock(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)
1.8% based on 38,552,309 shares outstanding as of November 5, 2009.

12.	Type of Reporting Person (See Instructions)
HC

--------------------
(2) Mr. Storey Charbonnet may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Covington Partners, L.P.  Mr. Charbonnet is a co-Managing Member of Green Turtle Capital Management, LLC, which is the General Partner of Covington Partners, L.P.  The filing of this statement and any future amendment by Mr. Charbonnet, and the inclusion of information herein and therein with respect to Mr. Charbonnet, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

CUSIP No. 87311M102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)

Texas Pass Christian Partners, L.P.
FEIN #20-4760199

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Texas

Number of	5.	Sole Voting Power
Shares		NONE
Beneficially
Owned by	6.	Shared Voting Power
Each		50,000 shares of common stock(3)
Reporting
Person with:	7.	Sole Dispositive Power
		NONE

	8.	Shared Dispositive Power
		50,000 shares of common stock(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
50,000 shares of common stock(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)
Less than 1% based on 38,552,309 shares outstanding as of November 5, 2009.

12.	Type of Reporting Person (See Instructions)
HC

--------------------
(3) Mr. Storey Charbonnet may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Texas Pass Christian Partners, L.P.  Mr. Charbonnet is a co-owner of Texas Pass Christian Partners L.P.  The filing of this statement and any future amendment by Mr. Charbonnet, and the inclusion of information herein and therein with respect to Mr. Charbonnet, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

CUSIP No.87311M102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)

Mr. Storey Charbonnet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
U.S.

Number of	5.	Sole Voting Power
Shares		250,000 shares of common stock
Beneficially
Owned by	6.	Shared Voting Power
Each		1,880,000 shares of common stock
Reporting
Person with:	7.	Sole Dispositive Power
		250,000 shares of common stock

	8.	Shared Dispositive Power
		1,880,000 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,130,000 shares of common stock(4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)
5.5% based on 38,552,309 shares outstanding as of November 5, 2009.

12.	Type of Reporting Person (See Instructions)
IN

--------------------
(4)  Consists of 1,130,000 shares of common stock owned by Green Turtle Partners LP; 700,000 shares of common stock owned by Covington Partners, L.P.; 50,000 shares of common stock owned by Texas Pass Christian Partners, L.P.; and 250,000 shares of common stock owned by Mr. Storey Charbonnet individually.

Item 1.

(a)	Name of Issuer:

TXCO Resources Inc. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices:

777 E. Sonterra Blvd., Suite 350
San Antonio, TX 78258

Item 2.

(a)	Name of Person Filing

This statement is being filed by:
(i)	Green Turtle Partners LP (“Green Turtle”);
(ii)	Covington Partners, L.P. (“Covington”);
(iii)	Texas Pass Christian Partners, L.P. (“Texas Pass”); and
(iv)	Mr. Storey Charbonnet (“Mr. Charbonnet”)

(b)	Address of Principal Business Office or, if none, Residence of (i), (ii), (iii), and (iv):

639 Loyola Avenue, Suite 2775
New Orleans, LA 70113

(c)	Citizenship:

(i)	Delaware
(ii)	Delaware
(iii)	Texas; and
(iv)	U.S.A.

(d)	Title of Class of Securities:

Common Stock, $0.01 Par Value (the “Shares”)

(e)	CUSIP Number:

CUSIP #87311M102

Item 3.	Not Applicable

Item 4.

(a)	Amount Beneficially Owned

As of January 7, 2010, Green Turtle, Covington, Texas Pass, and Mr. Charbonnet may be deemed to be the beneficial owner of 2,130,000 Shares.  This amount consists of: (A) 1,133,000 Shares held for the account of Green Turtle; (B) 700,000 Shares held for the account of Covington; (C) 50,000 Shares held for the account of Texas Pass; and (D) 250,000 Shares held for the account of Mr. Charbonnet.

(b)	Percent of Class

Green Turtle, Covington, Texas Pass, and Mr. Charbonnet individually, may be deemed to be the beneficial owner of Shares constituting approximately 5.5% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed report on Form 10-Q, there were 38,552,309 shares outstanding as of November 5, 2009).

(c)	Number of shares as to which such person has:

Green Turtle:
i.	Sole power to vote or to direct the vote: None

ii.	Shared power to vote or to direct the vote: 1,130,000

iii.	Sole power to dispose or to direct the disposition: None

iv.	Shared power to dispose or to direct the disposition of: 1,130,000

Covington:
i.	Sole power to vote or to direct the vote: None

ii.	Shared power to vote or to direct the vote: 700,000

iii.	Sole power to dispose or to direct the disposition: None

iv.	Shared power to dispose or to direct the disposition of: 700,000

Texas Pass:
i.	Sole power to vote or to direct the vote: None

ii.	Shared power to vote or to direct the vote: 50,000

iii.	Sole power to dispose or to direct the disposition: None

iv.	Shared power to dispose or to direct the disposition of: 50,000

Mr. Charbonnet:

i.	Sole power to vote or to direct the vote: 250,000

ii.	Shared power to vote or to direct the vote: 1,880,000

iii.	Sole power to dispose or to direct the disposition: 250,000

iv.	Shared power to dispose or to direct the disposition of: 1,880,000

Item 5.    Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.    Identification and Classification of Members of the Group

Not Applicable

Item 9.    Notice of Dissolution of Group

Not Applicable

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth that the information set forth in this statement is true, complete and correct.

Dated this 7th day of January, 2010

Green Turtle Capital Management LLC (General Partner of Green Turtle & Covington)

	By:	/s/ Storey Charbonnet
Storey Charbonnet, Co-Managing Member

Dated this 7th day of January, 2010

Texas Pass Christian Partners, L.P.

	By:	/s/ Storey Charbonnet
Storey Charbonnet, Co-Owner

Dated this 7th day of January, 2010

PAUL J. SOLIT

	By:	/s/ Storey Charbonnet
Storey Charbonnet

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A	Joint Filing Agreement dated January 7, 2010 by Green Turtle Capital Management, LLC, and Mr. Storey Charbonnet

Exhibit A

JOINT FILING AGREEMENT

     This Agreement is filed as an exhibit to Schedule 13G being filed by Green Turtle Capital Management, LLC, and Mr. Storey Charbonnet in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13G to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated this 7th day of January, 2010

Green Turtle Capital Management LLC (General Partner of Green Turtle & Covington)

	By:	/s/ Storey Charbonnet
Storey Charbonnet, Co-Managing Member

Dated this 7th day of January, 2010

Texas Pass Christian Partners, L.P.
	By:	/s/ Storey Charbonnet
Storey Charbonnet, Co-Owner

Dated this 7th day of January, 2010

PAUL J. SOLIT

	By:	/s/ Storey Charbonnet
Storey Charbonnet